                                                               Exhibit (a)(5)(I)

Kevin J. Yourman (147159)
Behram V. Parekh (180361)
WEISS & YOURMAN
10940 Wilshire Blvd., 24th Floor
Los Angeles, CA 90024
(310) 208-2800
-and-
Joseph H. Weiss
WEISS & YOURMAN
551 Fifth Avenue, Suite 1600
New York, NY 10176
Telephone: (212) 682-3025
Facsimile: (212) 682-3010

Counsel for Plaintiffs

                                                                        "BY FAX"

                   SUPERIOR COURT OF THE STATE OF CALIFORNIA

                            FOR THE COUNTY OF ORANGE


MAGDALENE ZYGKO, on Behalf of               )        CASE NO. 01CC06783
herself and All Others Similarly Situated,  )
                                            )
               Plaintiffs,                  )      CLASS ACTION COMPLAINT
                                            )
              v.                            )
                                            )        JURY TRIAL DEMANDED
                                            )        -------------------
UNIGRAPHICS SOLUTIONS, INC.,                )
ELECTRONIC DATA SYSTEMS CORP.               )
PAUL J. CHIAPPARONE, ANTHONY J.             )     JUDGE STEPHEN J. SUNDVOLD
AFFUSO, JEFFREY M. HELLER,                  )             DEPT. C67
RICHARD H. BROWN, GEORGE M.                 )
ABIGAIL, D. GILBERT FRIEDLANDER,            )
J. DAVIS HAMLIN, LEO J. THOMAS,             )
WILLIAM P. WEBER, and DOES 1-100,           )
inclusive,                                  )
                                            )
               Defendants.                  )
                                            )

     Plaintiff, by and through her attorneys, alleges upon personal knowledge as to her own acts and upon information and belief as to all other facts, as follows:

     1. Plaintiff Magdalene Zygko is a stockholder of defendant Unigraphics Solutions, Inc. ("UGS" or the "Company").

     2. Defendant UGS is a corporation with its principal place of business at 10824 Hope Street, Cypress, California 90630. UGS is one of the most successful software and services companies, dedicated to helping manufacturers optimize their product lifecycle process. UGS is distinguished as the leading supplier of Internet-based product life cycle collaboration solutions as well as the company that is creating the de facto industry standards for the digital product. In addition, UGS is the first company in its industry to earn the ISO 9001/TickIT certification and was recently ranked by CIMdata as the most rapidly growing computer aided manufacturing software company.

     3. Defendant Electronic Data Systems, Inc. ("EDS") is a leading global services company, providing strategy, implementation and hosting for clients managing the business and technology complexities of the digital economy, and UGS's largest and controlling shareholder. EDS and entities associated with it own approximately 86 percent of UGS's common shares outstanding.

     4. Defendant Paul J. Chiapparone is Chairman of the Board of UGS, and EDS's Executive Vice President of operations.

     5. Defendant Anthony J. Affuso is the President, CEO, and a member of the Board of Directors of UGS. Defendant Affuso was announced by EDS to be the new President of the combined UGS/SDRC entity once both companies are fully acquired by EDS.

     6. Defendant Jeffrey M. Heller is a Director of both UGS and EDS, and Vice Chairman of EDS.

     7.   Defendant Richard H. Brown is Chairman of the Board and CEO of EDS.

     8.   Defendant George M. Abigail is a Director of UGS.

     9.   Defendant D. Gilbert Friedlander is a Director of UGS.

     10.  Defendant J. Davis Hamlin in a Director of UGS.

     11.  Defendant Leo J. Thomas is a Director of UGS.

     12.  Defendant William P. Weber is a Director of UGS.

     13. The defendants named in paragraphs 4 through 13 are collectively referred to herein as the "Individual Defendants."

     14. The Individual Defendants, due to their positions as officers and/or directors of UGS, have a fiduciary relationship and responsibility to plaintiff and the other common public stockholders of UGS and owe to plaintiff and the other class members the highest obligations of good faith, loyalty, fair dealing, due care and candor.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

     15. Plaintiff brings this action pursuant to Section 382 of the California Code of Civil Procedure on her own behalf and as a class action on behalf of all common stockholders of UGS, or their successors in interest, who are being and will be harmed by defendants, actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of defendants.

     16.  This action is properly maintainable as a class action because:

          a. The Class is so numerous that joinder of all members is impracticable. There are believed to be thousands of UGS stockholders of record who are located throughout the United States;

          b. There are questions of law and fact which are common to the Class, including: whether the defendants have engaged or are continuing to act in a manner calculated to benefit themselves at the expense of UGS's minority stockholders; and whether plaintiff and the other members of the Class would be irreparably damaged if the defendants are not enjoined in the manner described below;

          c. The defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole;

          d. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class; and

          e. Plaintiff anticipates that there will be no difficulty in the management of this litigation.

     17. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this controversy.

                               CLAIM FOR RELIEF
                               ----------------

     19. On May 23, 2001, EDS publicly announced that it would purchase Structural Dynamics Research Corp. ("SDRC") for $25 cash per share. As part of its decision, EDS also announced that it would acquire the remaining publicly traded 14 percent of its subsidiary, UGS for $27 cash per share, and merge it with its SDRC purchase to create EDS's fifth line of business, a product lifecycle management entity with more than $1 billion in annual revenues.

     20. The loyalties of UGS Board of Directors are divided in the instant transaction. The Individual Defendants are beholden to EDS and cannot be expected to act in the best interest of EDS's minority stockholders.

     21. The purpose of the proposed acquisition is to enable EDS to acquire the remaining outstanding shares of UGS which it does not already own, as well as UGS's valuable assets, for EDS's own benefit at the expense of UGS's minority stockholders. EDS intends to merge its acquisition of SDRC with UGS under the UGS name, with Defendant Affuso, UGS's current President and CEO, becoming President of the combined entity. The combined UGS/SDRC entity is expected to have revenues in excess of $1 billion, and be the world's largest PLM company.

     22. The tender offer comes at a time when UGS's fortunes have been on the rise, UGS's revenues and earnings have been increasing, UGS has been performing well and signing many new and lucrative contracts, UGS is outperforming other companies in its industry, and when UGS is poised to reap the rewards of its newly announced contracts and investments. EDS has timed this transaction to capture EDS's future potential for its own purposes without paying an adequate or fair price for the Company's remaining shares. In fact, EDS announced in its press release that:

     In the last 24 months, we have seen the beginning of a network-based revolution in the way products are designed, developed and manufactured.... UGS has given us a window on this change and on the emergence of product lifecycle management [PLM], where digitized information is shared instantly and globally. Now is the time to move quickly and decisively to capture opportunities in this space.... The
     PLM market is estimated at $18 billion in 2001. EDS expects to achieve revenue growth rates of 16 -20 percent annually over the next five years in the new line of business.... UGS is a double-digit growth business in one of the most promising markets in the digital economy.

     23. EDS announced its intention to acquire the remaining shares of UGS for $27 cash per share. The offer made by EDS represents a mere 8 percent premium over its 52 week high of

$25 and only a 23 percent premium over the previous day's closing price of UGS common stock at $21.25. The premium being offered EDS's minority shareholders is in great contrast to the 47 percent premium being offered by EDS to SDRC's shareholders. This premium differential is especially significant, considering that UGS has substantially outperformed SDRC in the past twelve months, with higher revenues, sales, sales growth, and profit margins, and that UGS is already a profitable company whereas SDRC posted a loss for fiscal year 2000. This premium differential is also particularly significant given that SDRC has already experienced almost double the share price increase in the past six months versus UGS, on only very moderate sales growth.

     24. Analysts currently estimate UGS's fiscal year 2001 EPS at $1.79, in line with the Company's expectations of between $1.75 and $1.85 EPS. Using UGS's recent Price-to-Earnings ratio of 73.5, this produces a fiscal year 2001 price target of $131.56 per share. Even using the more conservative average fiscal year 2000 P/E ratio of 47.9 produces a fiscal year 2001 price target of $85.74. These year-end price targets are 3 to 5 times greater than the $27 per share being offered by EDS. In fact, as of May 24, 2001, the day following the announcement of the intent to acquire, the price of UGS stock had increased to $29, showing that the market's valuation of UGS was at least $2 higher than the proposed $27 offer price.

     25. The Individual Defendants and EDS are in a position of control and power over UGS and have access to internal financial information about UGS, its true value, expected increase in true value and the benefits to EDS of 100 percent ownership of UGS to which plaintiff and the class members are not privy. Defendants are using their positions of power and control to benefit EDS in this transaction, to the detriment of UGS's minority stockholders.

     26. In proposing the acquisition, UGS and the Individual Defendants have committed or threatened to commit the following acts to the detriment and disadvantage of UGS minority stockholders:

          a. They have undervalued the UGS common stock by ignoring the full value of its assets and future prospects. The proposed consideration of $27 per share does not reflect the value of UGS's valuable assets and is, in fact, at a significant discount to various analysts estimates of UGS's year-end price targets and even the trading price of the stock upon announcement of the intent to acquire; and

          b. They have timed the announcement of the proposed buyout to artificially cap the predicted increasing price of UGS's common stock and to lock-in a price which is unfair to UGS's minority stockholders.

     27. The Individual Defendants have clear and material conflicts of interest and are acting to better their own interests and those of EDS at the expense of UGS's minority stockholders.

     28. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

          a. undertake an appropriate and independent evaluation of UGS's worth as an acquisition candidate;

          b. act independently so that the interests of UGS's minority stockholders will be protected, including but not limited to the retention of independent advisors;

          c. adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of UGS's minority stockholders; and

          d. if an acquisition transaction is to go forward, require that it be approved by a majority of UGS's minority stockholders.

     29. As a result of the defendants' failure to take such steps to date, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their proportionate share of the value of the Company's assets and business, and have been and will be prevented from obtaining a fair price for their common stock.

     30. Defendants, in failing to disclose the material non-public information in their possession as to the value of UGS's assets, the full extent of the future earnings potential of UGS and its expected increase in profitability, are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the member of the Class.

     31. As a result of the defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of UGS's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the proposed acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the class, will not engage in arm's length negotiations on the acquisition terms, and will not supply to UGS's minority stockholders sufficient information to enable them to cast informed votes on the proposed acquisition and may consummate the proposed acquisition, all to the irreparable harm of the members of the Class.

     32. Plaintiff and the other members of the Class have no adequate remedy at law.

                               PRAYER FOR RELIEF
                               -----------------

     WHEREFORE, plaintiff, on behalf of herself and all others similarly situated, prays for relief and judgment against defendants as follows:

          a. For an order certifying a Class and appointing plaintiffs and their counsel to represent the class;

          b. For an order declaring that defendants have breached their fiduciary and other duties to plaintiff and the other members of the Class;

          c. For an order requiring defendants to take the steps set forth hereinabove;

          d. For an order preliminarily and permanently enjoining the defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed transaction;

          e. For, in the event the proposed acquisition is consummated, rescinding it and setting it aside;

          f. For and order awarding compensatory damages against defendants individually and severally in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

          g. For costs and disbursements incurred in connection with this action, including reasonable attorneys' and experts' fees; and

          h. For such other and further relief as the Court deems just and proper.

DATED:   May 24, 2001                        Kevin J. Yourman
                                             Behram V. Parekh
                                             WEISS & YOURMAN

                                          By:_______________________________
                                             Behram V. Parekh
                                             10940 Wilshire Blvd., 24th Floor
                                             Los Angeles, CA 90024
                                             Telephone: (310) 208-2800
                                             Facsimile: (310) 209-2348
                                             -and-
                                             Joseph H. Weiss
                                             WEISS & YOURMAN
                                             551 Fifth Avenue, Suite 1600
                                             New York, NY 10176
                                             Telephone: (212) 682-3025
                                             Facsimile: (212) 682-3010

                                             Counsel for Plaintiffs

                                  JURY DEMAND
                                  -----------

     Plaintiffs hereby demand a trial by jury.

DATED:  May 24, 2001                         Kevin J. Yourman
                                             Behram V. Parekh
                                             WEISS & YOURMAN

                                          By:___________________________________
                                             Behram V. Parekh
                                             10940 Wilshire Blvd., 24th Floor
                                             Los Angeles, CA 90024
                                             Telephone: (310) 208-2800
                                             Facsimile: (310) 209-2348
                                             -and-
                                             Joseph H. Weiss
                                             WEISS & YOURMAN
                                             551 Fifth Avenue, Suite 1600
                                             New York, NY 10176
                                             Telephone: (212) 682-3025
                                             Facsimile: (212) 682-3010

                                             Counsel for Plaintiffs